

# SimpleForms

Business Services San Diego, CA, US

"Mandatory employment documents should be easier to exchange, store & understand, SimpleForms does all of this and more. "

## Company Summary

SimpleForms takes the redundant employment documents and "demystifies " into a series of understandable questions. Employers can exchange, store and save their employee forms all in one place. Our custom form creator allows any pdf to be turned it into a form, it's then signed, and stored regardless if its a customer, employee, vendors, or independent contractors. SimpleForms works for any industry, and our user experience for any environment.

## Executive Summary

### Management

Our Founder Emily Rotolo lived the problem while working for Summit Series. "Romo" our technical co-founder is a Full stack engineer with 10 years of professional experience in javascript, developing robust web applications for the last 6 years. Matt earned his bachelor's degree in computer science (emphasis on security) in 2014 has a wide variety of certifications, most recently an AWS solutions architect certification.

### Customer Problem

SimpleForms kills the many problems from employment documents, not limited to: the Confusion from both sides of the table, employers and employees on the correct forms to complete, how they are stored or filed by creating a streamlined process that could work for any industry. We reduce the labor ROI for large corporates, streamline processes from applications to payroll and eliminate copy errors with our integrations.

### Product/Services

https://youtu.be/hyP3jbEROMU

### Target Market

We are currently starting out in the franchise market as it is growing month after month, has high turnover, and allows for organic growth once established within a corporation. We plan on expanding horizontally rather than vertically as we've created a solution and priced it for the adoption of small businesses through enterprise and licensing customers.

### Business Model

We are a monthly subscription based on usage/forms completed/stored with tiered pricing. Pricing ranges from Free (25 Forms)- $99 a month- $249/month or $999/month. With tiers to up to $50,000 a month for enterprise and licensing customers. We have studied similar companies likes ours, companies that take one piece of the puzzle and make it accessible. That be, scheduling apps, time sheets, employee engagement apps, and we looked at their start.

Last Updated: Oct 04, 2017

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## Company

**URL:** http://www.simpleforms.com
**Founded:** March 2016
**Employees:** 4

## Entrepreneur

**Emily Rotolo**
emily@simpleforms.com

## Round Overview

**Funding Stage:** series_seed
**Capital Raised:** --
**Capital Seeking:** $500k
**Pre-Money Valuation:** --
**Run Rate:** $24k
**Net Burn:** $20k

## Team

**Emily Rotolo**

## Social

https://www.linkedin.com/company/simpleforms
https://twitter.com/simpleforms_pbc
https://www.facebook.com/simpleformspbc

## Customers

We have been focusing to start on the Franchise Industry. Specifically Fast Food / Retail / Health and Wellness and lastly Seasonal and Event Specific companies. We launched our product along side of Jersey Mike's and have organically expended from our initial contract of 50 locations to the 75 we are at now and growing.

## Sales/Marketing Strategy

We built SimpleForms for growth into any market. We've launched specifically with franchised business because of their High Employee Turnover Rate and magnitude of locations. Our content and education bring us qualified leads. We will be releasing a consumer facing video in Jan. to launch our Individual Portal which works in conjunction with our enterprise portal. Each individual using SimpleForms will introduce us to a new enterprise customer.

## Competitors

We do have competitors which is great! It proves the market. WorkBright we'd consider to be our direct competitor as they grow into a payroll company we plan on growing away from the specification. We are patent pending for the breakdown of the federal documents and, with our customization abilities we have a competitive edge to continue growing and adding value once a customer has already started working with us.

## Competitive Advantage

With competitors it shows the value of the product in the market. We are excited about our approach. Not only our simplistic usability, but also how we built it to be unrestrictive. It is not attached to a payroll or background checking company creating a bulky solution. Instead we are pain killer that allows business to customize their solution for employee onboarding. Our custom form creator and form database creates a one stop solution.

## SimpleForms Annual Financials

|  | 2016 | 2017 | 2018 | 2019 | 2020 |
|---|---|---|---|---|---|
| **Enterprise Sales** | -- | -- | -- | -- | -- |
| **Revenue$** | 0 | 20,000 | 414,040 | 2,711,653 | 6,743,848 |
| **Expenditure$** | 100,000 | 160,000 | 421,800 | 856,200 | 856,200 |
| **Profit (Loss)$** | -100,000 | -140,000 | -7,760 | 1,855,453 | 5,887,648 |


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# EXECUTIVE SUMMARY

At SimpleForms we believe mandatory documents for employment should be easier to understand. We started by simplifying the completion, exchange, and storage of the three most redundant forms across industries, W-4 I-9 and W-9s. In addition to our pre-made form database, businesses can use the custom form creator and our integration partners to compose the perfect on-boarding flow for their employees, vendor, and clients. Streamlining the paper component of hiring or vendor management protects businesses from costly audits and providing ROI on labor force.

# THE PROBLEM

Managers and business owners are subject to financial penalties for simple paper work errors. Individuals do not understand Form W-4 or W-9 Annually, Form W-4 is completed 61M times and the W-9 55M.

# SIMPLEFORMS SOLUTION

*INFORMATION + EDUCATION = COMPLIANCE*

SimpleForms breaks each form down into a set of questions with information and education attached for employees and managers. (Think Pre-step to TurboTax)

# SIMPLIFY. STREAMLINE. STORE SECURELY

# MARKETING OPPORTUNITY & BUSINESS MODEL

**Launch with franchised business models because of their high employee turnover rate of 50%+ with over 750,000 distinct locations by 2018. As each franchise grows, we grow along with them**.

Launching our individual portal in 2018. Waitlist is starting to build.

Billed as a subscription model for businesses based on form completion and storage.

# COMPETITORS & COMPETITIVE ADVANTAGE

Cumbersome and Expensive HRIS Platforms

Restricting Recruiting and ATS Systems

Advantages:

**SimpleForms becomes the source of information for all business systems. Reduces cost of orientation per employee. Instantaneous filing of tax forms. Autocomplete individuals future forms since we start with the federal tax form information.**

# EXECUTION/GO-TO-MARKET STRATEGY

Direct sales approach as well as integrations, marketplaces, and channel partnerships: Intacct, Syde Hstle, AVMA, Back Office LLC, MindBody, WageKick

Organic Growth Model: Individuals are given a free account to share with their next or second employer. Can even share the W-9.

Targeted marketing for self service subscriptions.

# ADVISORS

| Geoff Howard, Intuit | Justin Ricci, GoFundMe | Jonas Tempel, Beatport |
|---|---|---|

# CONTACT

SimpleForms, PBC

Emily Rotolo

Emily@SimpleForms.com

908-489-4447

# FINANCIAL INFORMATION

Stage: Seed

Capital Seeking: $500,000

Committed: $200,000

Investors:

Techstars

Venture Science

Magnus Chang

Friends & Family

# USE OF FUNDS

35% Marketing & Sales

30% Integrations & Partnerships

25% Operations

10% Legal and R & D

# TEAM- 100% San Diego Based

Emily Rotolo, Founder & CEO

Jonathan Romanowski, Technical Co-Founder

Diana Le, UX/UI

Matthew Sheppard, Dev Ops

Todd Gleed, Product Lead

Michael Chiang, Developer

Zach Thomas, Account Admin

# TRACTION

Franchise Referral Channels, Jersey Mike's, ShoreGrill, Nekter Juice,

Active in 120 Locations